JinkoSolar Buys Shares Under Its Repurchase Program

SHANGHAI, September 30, 2011 / -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company") (NYSE: JKS) a fast-growing, vertically-integrated solar power product manufacturer based in China, today announced that it has repurchased in the aggregate amount of  785,900 American Depositary Shares (“ADSs”), representing 3,143,600 of its ordinary shares since the beginning of the share repurchase program that was approved by the board of directors on May 6, 2011. The average repurchase price, excluding commissions, was US$6.92 per ADS, and the total purchase price, excluding commissions, was US$5,435,661.

Under the stock repurchase program, JinkoSolar is authorized to repurchase up to US$30 million of its ordinary shares represented by ADSs, from time to time, in open-market transactions within the 12 months following May 6, 2011.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically-integrated solar product value chain with an integrated annual capacity of 1,100 MW each for silicon wafers, solar cells and solar modules as of June 30, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011 and September 2, 2011. All information provided in this press release is as of September 30, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Longgen Zhang
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6106 4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86 10 5826 4939
Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1 480 614 3003
Email: jbloker@christensenIR.com